]
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington.  D.C. 20549

                                 SCHEDULE 13D/A
                                 ------------
                                (Rule l3d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


                             ZENA CAPITAL CORPORATION
                         ===============================
                                (Name of Issuer)

                         Common Shares, without par value
                         ================================
                          (Title of Class of Securities)

                                   98935 B1 09
                                   ===========
                                 (CUSIP Number)

                               TERRY M. AMISANO
                       750 West Pender Street, Suite #604,
                  Vancouver, British Columbia, Canada  V6C 2T7
                           Telephone: (604) 689-0188
                 ==============================================
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 20, 2006
               =====================================================
              (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


(Continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.  98935 B1 09
==============================================================================


1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      TERRY M. AMISANO       IRS ID Number or SSA Number = not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
                                                                     (b) [  ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: N/A
                       ===
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  British Columbia, Canada
                                             ========================

NUMBER OF                  7.       SOLE VOTING POWER
SHARES                              917,361
BENEFICIALLY               --------------------------------------------------
OWNED BY                   8.       SHARED VOTING POWER
EACH                                Nil
REPORTING                  --------------------------------------------------
PERSON                     9.       SOLE DISPOSITIVE POWER
WITH                                917,361
                           --------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    Nil

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  917,361
                                                                    ========

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l):               18.3%
                                                                       ======

14.   TYPE OF REPORTING PERSON:                                          IN
                                                                       ======

                      SEE INSTRUCTIONS BEFORE FILLING OUT



CUSIP No.  98935 B1 09
===============================================================================


         On August 29, 2004, the Issuer became a reporting company under
Section 12(g) of the Securities and Exchange Act of 1934, as amended, when its Form 20-FR became effective (File No. 000-50829). This Schedule 13D is being filed for the reporting person who was a 5% or greater stockholder at the time that the Form 20-FR became effective. For this reason, all references to source of Funds have been answered no applicable.

Item 1.  Security and Issuer

         Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Terry M. Amisano with respect to the common shares without par value (the "Common Shares") of Zena Capital Corporation, a British Columbia, Canada corporation, with its principal offices located at 750 West Pender Street, Suite #604, Vancouver, British Columbia, Canada V6C 2T7 (the "Issuer"), remains in full force and effect.

Item 2.  Identity and Background

        (a) This Schedule 13D is filed on behalf of Terry M. Amisano

        (b) Mr. Amisano 's business address is:
            750 West Pender Street, Suite #604, Vancouver, British Columbia, Canada V6C 2T7.

        (c) Mr. Amisano is President and Director of the Issuer.

        (d) During the last five years Mr. Amisano has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Mr. Amisano has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Amisano is a citizen of Canada.


Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable


Item 4.  Purpose of Transaction

         (a) - (j) Not applicable


Item 5.  Interest in Securities of the Issuer
         (a) - (b) As of April 20, 2006, the Issuer has outstanding 5,000,833 share of Common Stock. Of the foregoing shares of Common Stock, the reporting person beneficially owns and has the right to vote and to dispose of 917,361 shares of Common Stock representing 18.3% of the outstanding Common Stock, which represents the only outstanding class of voting capital stock. The reporting person has the sole power to dispose and vote of all shares of Common stock owned by him.

         (c) The reporting person held 111,111 warrants of the Issuer:
         33,333 warrants at $0.30 per share and 77,778 warrants at $0.45 per share - both sets of warrants expired on April 20, 2006. The warrants had an equivalent number of underlying securities of 111,111 common shares.

         Number             Price
         --------------------------------
         Warrant Expiration
         111,111
        ( 33,333)           $0.30
        ( 77,778)           $0.45
        --------
               0

         (d) - (e) Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         - None


Item 7.  Material to be Filed as Exhibits
         - None



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      May 2, 2006

                                                           /s/ Terry M. Amisano
                                                                  (Signature)

                                                             Terry M. Amisano
                                                                 (Name/Title)


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).